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                           August 30, 2022

       David Kirn, M.D.
       Chief Executive Officer
       4D Molecular Therapeutics, Inc.
       5858 Horton Street #455
       Emeryville, California 94608

                                                        Re: 4D Molecular
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 23,
2022
                                                            File No. 333-267013

       Dear Dr. Kirn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Mark V. Roeder